Exhibit 4.41

DATED March 30, 2005

BETWEEN

BRITISH ENERGY GENERATION LIMITED

BRITISH ENERGY POWER AND ENERGY TRADING LIMITED

AND

BRITISH ENERGY DIRECT LIMITED

AGREEMENT

FOR THE SALE AND PURCHASE

OF THE

DIRECT SUPPLY AND EXPORT CONSOLIDATION BUSINESS

11. VALUE ADDED TAX		13

11.1	TRANSFER AS GOING CONCERN	13
11.2	PAYMENT OF VAT	14
11.3	PRE AND POST COMPLETION SUPPLIES	14

12. PROVISIONS RELATING TO THIS AGREEMENT		14

12.1	ASSIGNMENT	14
12.2	WHOLE AGREEMENT	14
12.3	AGREEMENT SURVIVES COMPLETION	15
12.4	RIGHTS ETC CUMULATIVE AND OTHER MATTERS	15
12.5	RELEASE OF ONE VENDOR	15
12.6	FURTHER ASSURANCE	15
12.7	INVALIDITY	15
12.8	COUNTERPARTS	15
12.9	COSTS	15
12.10	NOTICES	15

13. LAW AND JURISDICTION		16

13.1	ENGLISH LAW	16
13.2	JURISDICTION	16
13.3	PROCESS AGENT	16

SCHEDULES

THE CURRENT ASSETS	17

ADJUSTMENT OF CONSIDERATION	18

WARRANTIES AND REPRESENTATIONS	19

THIS AGREEMENT dated 30 day of March 2005 and made

BETWEEN

BRITISH ENERGY GENERATION LIMITED a company registered in England under number 03076445 whose registered office is at Barnett Way, Barnwood, Gloucester GL4 3RS (the “Vendor”);

BRITISH ENERGY POWER AND ENERGY TRADING LIMITED a company registered in Scotland under number SC200887 whose registered office is at Systems House, Alba Campus, Livingston EH54 7EG (the “Second Vendor”);

BRITISH ENERGY DIRECT LIMITED a company registered in England under number 04935015 whose registered office is at Barnett Way, Barnwood, Gloucester GL4 3RS (the “Purchaser”).

WHEREAS:

Each of the Vendor and the Second Vendor wishes to sell (or procure the sale) and the Purchaser wishes to acquire the goodwill and other associated assets of the business of British Energy Generation Limited carried on by the Vendor under the name British Energy Direct Supply and to assume certain obligations relating to such business in each case on and subject to the terms of this Agreement.

NOW IT IS HEREBY AGREED as follows:

1.	Interpretation

1.1	Definitions

In this Agreement, where the context admits:

1.1.1	“Affiliate” means, in respect of any body corporate, a body corporate which is its subsidiary or holding company, or a body corporate which is a subsidiary of that holding company, and each such body corporate;

1.1.2	“Assumed Liabilities” means those liabilities of the Vendor in relation to the Business at the Transfer Time included in the Management Accounts and to the extent that the same are provided for or otherwise taken into account in the Completion Accounts;

1.1.3	“Balance Sheet Date” means 28 February 2005;

1.1.4	“Book Debts” means all debts and other amounts owing and due to the Vendor in respect of goods and services supplied in the Business as at the Transfer Time as shown in the Completion Accounts;

1.1.5	“Business” means the entire electricity supply business carried on by the Vendor under the name British Energy Direct Supply and the entire electricity export and consolidation business carried on by the Vendor;

1.1.6	“Business Assets” means the assets of the Business to be sold and purchased as specified in sub-clause 2.1 (Sale and Purchase);

1.1.7	“Business Day” means a day (other than Saturday or Sunday) on which banks are open for ordinary banking business in London;

1.1.8	“Completion” means completion of the sale and purchase of the Business in accordance with Clause 5 (Completion);

1.1.9	“Completion Accounts” has the meaning given in Schedule 2;

1.1.10	“Contracts” means those contracts and contractual arrangements of the Vendor in relation to the

Business details of which are set out in the Disclosure Letter and including the Systems Contracts and Listed Intellectual Property Agreements;

1.1.11	“Creditors” means the aggregate amounts owing by the Vendor to the trade creditors of the Vendor in the ordinary course of the Business as at the Transfer Time to the extent of which provision or reserve (but not note only) is made in the Completion Accounts;

1.1.12	“Current Assets” means the Prepayments and the assets of the kinds described in Schedule 1 but excluding the Excluded Assets, such assets being owned by the Vendor or the Second Vendor and used by the Vendor in the Business as at the Transfer Time;

1.1.13	“Disclosure Letter” means the letter dated the date hereof written and delivered by or on behalf of the Vendor the Purchaser in agreed terms;

1.1.14	“DSSS Software Licence” means the licence agreement setting out the rights which the Vendor grants to the Purchaser and the Second Vendor in respect of the use by them of the Direct Supply Settlement System software application to manage their business activities;

1.1.15	“Employees” means all the employees of the Second Vendor employed in the Business at the Transfer Time but excluding the Excluded Employees (and at the date hereof consists of those persons specified in the list attached to the Disclosure Letter) excluding the Excluded Employees;

1.1.16	“Encumbrance” includes any interest or equity of any person (including any right to acquire, option or right of pre-emption) or any mortgage, charge, pledge, lien, assignment, hypothecation, security interest (including any created by law), title retention or other security agreement or arrangement or a rental, hire purchase, credit sale or other agreement for payment on deferred terms;

1.1.17	“Excluded Assets” means cash in hand or at the bank and all cheques and other securities representing the same (other than those (if any) representing any of the Book Debts hereby agreed to be sold) and any assets of the Vendor or the Second Vendor which do not relate solely to the Business;

1.1.18	“Excluded Employees” means Robert Andris Bankovskis (employee number 0203084), Richard John Murphy (employee number 10008775), David William Taylor (employee number 0438927) and Yuliya Kiryeyeva (employee number 10026952);

1.1.19	“Excluded Liabilities” means any liabilities of the Vendor or the Second Vendor which do not relate solely to the Business;

1.1.20	“Goodwill” means all the goodwill, interest and connection of the Vendor in and concerning the Business together with the right to represent the Purchase as carrying on the Business as a going concern in succession to the Vendor;

1.1.21	“Intellectual Property” means patents, trade marks, service marks, rights (registered or unregistered) in any designs; applications for any of the foregoing, trade or business names, copyright (including rights in computer software) and topography rights; know-how; secret formulae and processes; lists of suppliers and customers and other confidential and proprietary knowledge and information; rights protecting goodwill and reputation; database rights and rights under licences and consents in relation to such things and all rights or forms of protection of a similar nature to any of the foregoing or having equivalent effect anywhere in the world;

1.1.22	“Intellectual Property Agreements” means agreements or arrangements relating in any way whether wholly or party to Intellectual Property;

1.1.23	“Intellectual Property Rights” means all Intellectual Property owned or used by the Vendor in relation to the Business in any part of the word (other than the Listed Intellectual Property Rights);

1.1.24	“Interest Rate” means interest at a rate equal to the base lending rate from time to time of The Bank of England less 0.8;

1.1.25	“Listed Intellectual Property” means the intellectual property referred to in the list annexed to the Disclosure Letter, if any;

1.1.26	“Listed Intellectual Property Agreements” means the Intellectual Property Agreements set out in the list annexed to the Disclosure Letter, if any;

1.1.27	“Management Accounts” means the management accounts of the Business for the period ending on the Balance Sheet Date, true copies of which are annexed to the Disclosure Letter;

1.1.28	“Prepayments” means the prepayments made and other amounts paid by the Vendor in respect of the Business and attributable in whole or in part to the period after the Transfer Time as shown in the Completion Accounts;

1.1.29	“Provisional Consideration” has the meaning given in Clause 3.1 (Amount);

1.1.30	“Records” means all the books, files, records and other documents of the Vendor or the Second Vendor relating wholly or mainly to the Business or any of the Business Assets and in whatever medium so held including, without limitation the following:

(a)	all books of account, ledgers, payroll records, income records, information relating to clients customers and suppliers and other books, documents and computer records which relate to or are relevant to the Business;

(b)	all promotional material, sales publications, catalogues, price lists, advertising materials, surveys, reports and other technical materials and sales matter relating to the Business; and

(c)	(subject to Clause 14 (Value Added Tax)) all VAT records relating to the Business;

(but excluding any records the Vendor or the Second Vendor is required by law to retain including, without limit, all national insurance and PAYE records)

1.1.31	the “Regulations” means The Transfer of Undertakings (Protection of Employment) Regulations 1981 and any subsequent re-enactment or modification thereof;

1.1.32	“Systems Contracts” means the licencing, maintenance and support contracts and contractual arrangements of the Vendor in relation to the computer hardware utilised by the Employees in respect of the Business, details of which are set out in the Disclosure Letter and the DSSS Software Licence;

1.1.33	“Taxation” or “Tax” includes (without limitation) corporation tax, advance corporation tax, income tax, capital gains tax, the charge under s 601(2) of the Taxes Act 1988, value added tax, the charge to tax under s 419 of the Taxes Act 1988, customs and other import duties, inheritance tax, stamp duty, stamp duty reserve tax, capital duties, national insurance contributions, local authority council taxes, petroleum revenue tax, foreign taxation and duties, and any payment whatsoever which the Vendor may be or become bound to make to any person as a result of the operation of any enactment relating to any such taxes or duties, and all penalties, charges and interest relating to any of the foregoing or resulting from a failure to comply with the provisions of any enactment relating to taxation;

1.1.34	“Third Party Rights” means all rights of the Vendor against third parties arising out of or in connection with the Business Assets or the conduct of the Business prior to the Transfer Time (including, but not limited to, all rights under or in respect of the Contracts), but excluding any claim by or right of the Vendor in respect of:

(a)	taxation; or

(b)	insurance (other than that relating to any Business Asset hereby agreed to be sold);

1.1.35	the “Transfer” means the transfer of the Business pursuant to this Agreement;

1.1.36	“Transfer Time” means 0000 hours on 01 April 2005;

1.1.37	“VAT” means Value Added Tax;

1.1.38	“Vendor’s Group” means the Vendor and each of its Affiliates (including the Second Vendor); and

1.1.39	“Warranties” means the warranties and representations set out in Schedule 3 (Warranties and Representations).

1.2	Construction of Certain References

In this Agreement, where the context admits:

1.2.1	words and phrases the definitions of which are contained or referred to in part XXVI of the Companies Act 1985 shall be construed as having the meanings thereby attributed to them;

1.2.2	references to statutory provisions shall be construed as references to those provisions as amended or re-enacted or as their application is modified by other provisions from time to time and shall include references to any provisions of which they are re-enactments (whether with or without modification);

1.2.3	where any statement is qualified by the expression ‘so far as the Vendor is aware’ or ‘to the best of the Vendor’s knowledge and belief’ or any similar expression, that statement shall be deemed to include an additional statement that it has been made after due and careful enquiry;

1.2.4	references to Clauses and Schedules are references to clauses and schedules of and to this Agreement, references to Sub-clauses or Paragraphs are, unless otherwise stated, references to Sub-clauses of the Clause or Paragraphs of the Schedule in which the reference appears, and references to this Agreement include the Schedules; and

1.2.5	references to any document being in ‘agreed terms’ or in ‘agreed form’ are to that document in the form signed or initialled by or on behalf of the parties for identification.

1.3	Headings

The headings and sub-headings are inserted for convenience only and shall not affect the construction of this Agreement.

1.4	Schedules

Each of the Schedules shall have effect as if set out herein.

2.	Sale of Business Assets

2.1	Sale and Purchase

Subject as hereinafter expressly provided, the Vendor and the Second Vendor shall each sell with full title guarantee (or to the extent it is not the owner thereof shall procure the sale, with full title guarantee by the same) and free from all encumbrances to the Purchaser and the Purchaser (with a view to carrying on the Business as a going concern in succession to the Vendor) shall purchase, with effect from the Transfer Time;

2.1.1	the Current Assets;

2.1.2	the Intellectual Property Rights;

2.1.3	the Goodwill;

2.1.4	the Listed Intellectual Property;

2.1.5	the Records;

2.1.6	the benefit (subject to the burden in so far as it relates to the period following the Transfer Time) of the Contracts;

2.1.7	the Third Party Rights; and

2.1.8	subject to Clause 2.2 (Exclusions), all other property, assets and rights of the Vendor used in or solely for the purposes of the Business or solely in connection with such Business Assets or any of them.

2.2	Exclusions

2.2.1	The sale and purchase pursuant to this Agreement shall not include the Excluded Assets nor the Excluded Liabilities;

2.2.2	The Vendor acknowledges and agrees that the Purchaser shall not assume or have any liability or obligation in respect of the Business which is not specifically assumed by it under this Agreement and, without limitation, the Purchaser shall have no responsibility in respect of the Excluded Liabilities. Accordingly, the Vendor hereby agrees to indemnify the Purchaser and hold it harmless against any obligation or liability of the Vendor in respect of the Business (including the Excluded Liabilities) not specifically assumed by the Purchaser under this Agreement.

2.3	Risk and Insurance

Risk in respect of the Business Assets agreed to be sold and purchased hereunder shall pass to the Purchaser at the Transfer Time and accordingly the Vendor shall carry on the Business between the date hereof and the Transfer Time for its own benefit and at its own risk.

2.4	No Sale or Part Only

Subject as provided in Sub-Clause 6.1 (Pending Third Party Consents) the Purchaser shall not be obliged to complete the purchase of any of the Business Assets unless the purchase of all such assets is effected simultaneously.

3.	Consideration

3.1	Amount

The consideration for the sale and purchase of the Business Assets shall (subject to Sub-Clause 3.2 (Adjustment)) be the sum of £2 (the “Provisional Consideration”) which shall (subject as aforesaid) be apportioned between the Business Assets as follows:

3.1.1	for the Current Assets, the Records and the benefit (subject to the burden) of the Contracts the sum of £1 (subject to adjustments as provided in Schedule 2); and

3.1.2	for the Goodwill, the Listed Intellectual Property, the Intellectual Property Rights and the Third Party Rights the sum of £1,

and the Purchaser shall in addition discharge the Assumed Liabilities in accordance with Clause 6.3 (Assumed Liabilities). The apportionment of consideration is given for the sake of convenience only and the Vendor agrees that the Purchaser’s remedies shall not in any way be limited or affected by the amount apportioned to any particular Business Asset or category of Business Asset.

3.2	Adjustment

The Provisional Consideration shall be subject to adjustment in accordance with Schedule 2 (Adjustment of Consideration).

3.3	Method and Timing for Payment of Consideration

The consideration for the Business Assets shall be payable as follows:

3.3.1	An amount equal to the Provisional Consideration shall be paid by the Purchaser to the Vendor in cash at Completion, such payment to be in satisfaction of the purchase by the Purchaser of the Business Assets from both the Vendor and the Second Vendor.

3.3.2	The amount and method of payment in respect of any adjustment to the Provisional Consideration shall be determined in accordance with Schedule 2.

4.	Conditions

Completion is conditional upon the transfer to the Purchaser of the licence for the supply of electricity granted to the Vendor under section 6(1)(d) of the Electricity Act 1989 (as amended) and in the event that the above conditions shall not have been satisfied with effect from open of business on 01 April 2005 this Agreement shall lapse and no party shall make any claim against any other in respect hereof, save for any antecedent breach.

5.	Completion

5.1	Date and Place of Completion

Subject to clause 4 above, Completion shall take place at the Transfer Time or immediately upon this Agreement becoming unconditional, whichever is the later.

5.2	Vendors’ Obligations

On Completion the Vendor or, as the case may be, the Second Vendor shall deliver or cause to be delivered to the Purchaser:

5.2.1	the Current Assets and all relative documents of title;

5.2.2	an assignment of each of the Listed Intellectual Property in agreed terms;

5.2.3	assignments of, or copy assignment notices for, each of the Contracts, the Intellectual Property Rights, and the Third Party Rights each in such form as the Purchaser shall reasonably require;

5.2.4	the Records;

5.2.5	the DSSS Software Licence; and

5.2.6	to the extent not attached to the Disclosure Letter, a copy of a waiver of their rights to transfer pursuant to the Regulations executed by each of the Excluded Employees.

5.3	Purchaser’s Obligations

The Purchaser shall pay the Consideration for the Business Assets as provided by Sub-Clause 3.3 (Method and Timing for Payment of Consideration).

5.4	Failure to Complete

If in any respect the provisions of Sub-Clause 5.2 (Vendor’s Obligations) are not complied with on the date for Completion set by Sub-Clause 5.1 (Date and Place of Completion) the Purchaser may:

5.4.1	proceed to Completion so far as practicable (without prejudice to its rights hereunder); or

5.4.2	rescind this Agreement.

6.	Consents, Contracts and Assumed Liabilities

6.1	Pending Third Party Consents

Without prejudice to any other provisions of this Agreement, the Vendor shall obtain all such consents as may be necessary for the transfer of the Business Assets to the Purchaser with effect from the Transfer Time and the Vendor declares itself with effect from the Transfer Time trustee for the Purchaser in respect of all such Business Assets until the same shall, with any necessary consents from third parties, have been finally assigned to the Purchaser. The Vendor undertakes that until completion of such assignments it will with effect from the Transfer Time act under the direction of the Purchaser and as its agents in all matters relating to such Business Assets. The Vendor shall be fully and effectively indemnified by the Purchaser in so acting.

6.2	Treatment of Contracts

In respect of the Contracts:

6.2.1	the Vendor shall with effect from the Transfer Time assign or hold to the order of the Purchaser or procure the assignment to the order of the Purchaser of all the Contracts which are capable of assignment without the consent of other parties;

6.2.2	in the case of those of the Contracts not so capable of assignment the Vendor shall, as soon as practicable following Completion, use all reasonable endeavours to obtain, at the Vendor’s cost and expense, all necessary consents for the assignment of the same or to arrange the novation thereof on terms acceptable to the Purchaser; and

6.2.3	in respect of the benefit of the Contracts, unless and until such consents are obtained or novation is effected (and in respect of the burden of performance of the Contracts after Transfer Time, unless and until such novation is effected) the Vendor shall, at the option of the Purchaser, following Completion either:

6.2.4	unless contractually prevented from so doing, sub-contract the same to the Purchaser on the same terms (mutandis mutandis) and for the same remuneration as apply to the Contracts in question; or

6.2.5	act in connection therewith in all respects as the Purchaser may from time to time reasonably direct;

6.2.6	and so that (without prejudice to the generality of the foregoing) the Purchaser shall perform the obligations and liabilities arising under the Contracts in question so far as any such obligation or liability arises after the Transfer Time (provided that (i) no such obligation or liability is attributable to a breach of duty or contract of the Vendor prior to the Transfer Time and (ii) such obligations have been notified by the Vendor to the Purchaser prior to the date hereof) and the full benefit of all contractual rights, benefits and claims thereunder whether arising before or after the Transfer Time shall vest in and be held on trust by the Vendor for the Purchaser absolutely.

6.3	Assumed Liabilities

The Purchaser shall assume responsibility as from the Transfer Time for the payment or performance of the Assumed Liabilities and shall indemnify and hold harmless the Vendor in respect of the same.

7.	Mutual Covenants

7.1	Vendor’s Covenants

Save as otherwise herein expressly provided the Vendor covenants with the Purchaser that:

7.1.1	the Vendor will pay, satisfy, discharge and fulfil all costs, claims, expenses, liabilities, obligations and undertakings whatsoever relating to the Business arising in respect of or by reference to any period up to the Transfer Time and will indemnify and hold harmless the Purchaser in respect of the same; and

7.1.2	in the event of any breach or delay by the Vendor in performing whatever is required of it under Sub-Clause (A), the Purchaser shall be entitled (but in no way obliged) to do, on behalf of the Vendor, whatever is reasonably required to satisfy or discharge any such liability and obligation and the Vendor will indemnify and hold harmless the Purchaser from and against all cost, claims, liabilities and expenses which the Purchaser may thereby reasonably suffer or incur.

7.2	Purchaser’s Covenants

Save as otherwise herein expressly provided the Purchaser covenants with the Vendor that it will pay, satisfy, discharge, and fulfil all costs, claims, expenses, liabilities, obligations and undertakings whatsoever relating to the Business in respect of any period commencing on the Transfer Time and will indemnify and hold harmless the Vendor in respect of the same.

7.3	Taxation, Royalties and Environmental Levys, Charges and Penalties

The Vendor acknowledges that the Purchaser shall not be liable in any respect of any liability of the Vendor for taxation royalties and environmental levys, charges and penalties arising from its conduct of the Business or ownership or disposal of the assets to be purchased pursuant to this Agreement and the Vendor shall fully and effectually indemnify and hold harmless the Purchaser in respect of the same.

8.	Post Completion Obligations

8.1	Post Completion Obligations

8.1.1	All monies or other items belonging to the Purchaser which are received by the Vendor on or after Completion in connection with the Business or any of the Business Assets shall immediately be paid or passed by the Vendor to the Purchaser.

8.1.2	The Purchaser shall be entitled following Completion (after giving reasonable notice) to have access during normal business hours to any of the books of account, financial or other records which relate partly to the Business and which are retained by the Vendor following Completion and at the Purchaser’s expense to take copies of and extracts from the same.

9.	Warranties and Retention

9.1	General

The Vendor hereby warrants and represents to the Purchaser in the terms of the Warranties (other than the Second Vendor’s Warranties (as defined below)) and acknowledges and accepts that the Purchaser is entering into this Agreement in reliance upon each of these Warranties (other than the said Second Vendor’s Warranties). The Second Vendor hereby warrants and represents to the Purchaser in terms of such of the Warranties as are expressed as given by the Second Vendor (“Second Vendor’s Warranties”) and acknowledges and accepts that the Purchaser is entering into this Agreement in reliance upon each of these Second Vendor Warranties.

9.2	Purchaser’s Knowledge

The Warranties are given subject to matters fairly disclosed in this Agreement or in the Disclosure Letter, but no other information relating to the Business of which the Purchaser has knowledge (actual or constructive) shall prejudice any claim made by the Purchaser under the Warranties or operate to reduce any amount recoverable. The provisions of s 6(2) of the Law of Property (Miscellaneous Provisions) Act 1994 are hereby excluded.

9.3	Warranties Independent

Each of the Warranties shall be separate and independent and, save as expressly provided, shall not be limited by reference to any other Warranty or anything in this Agreement.

9.4	Damages

Without restricting the rights of the Purchaser or the ability of the Purchaser to claim damages on any basis in the event that any of the Warranties is broken or proves to be untrue or misleading, the Vendor hereby covenants to pay, on demand, to the Purchaser:

9.4.1	the amount necessary to put the Purchaser and the Business into the position which would have existed if the Warranties had not been broken and had been true and not misleading; and

9.4.2	all costs and expenses incurred by the Purchaser, directly or indirectly, as a result of such breach.

9.5	Pending Completion

The Vendor and the Second Vendor shall procure that (save only as may be necessary to give effect to this Agreement) it shall not do, allow or procure any act or omission before Completion which would constitute a breach of any of the Warranties which are given by them if they were given at any and at all times from the date hereof down to Completion or which would make any of the Warranties inaccurate or misleading if they were so given.

9.6	Further Disclosure by Vendor

The Vendor or the Second Vendor, as the case may be, shall forthwith disclose in writing to the Purchaser any matter or thing which may arise or become known to the Vendor after the date hereof and before Completion which is inconsistent with any of the Warranties which are given by them or which might make any of them inaccurate or misleading if they were given at any and at all times from the date hereof down to Completion or which is material to be known to a purchaser for value of the Business.

9.7	Rescission

In the event of any matter or thing that is mentioned in Sub-Clause 9.5 becoming known to the Purchaser before Completion or in the event of it becoming apparent on or before Completion that the Vendor is in material breach of any of the Warranties or any other term of this Agreement the Purchaser may at its option either:

9.7.1	rescind this Agreement by notice in writing to the Vendor; or

9.7.2	proceed to Completion but without prejudice to its rights to claim for breach of this Agreement or such Warranties.

10.	Employees of the Business

10.1	Contracts of Employment

The Purchaser acknowledges and agrees that the respective contracts of employment of the Employees shall have effect from and after the Transfer Time as if originally made between each of the Employees and the Purchaser and that (inter alia) the provisions of regs 5 and 7 of the Regulations shall apply.

10.2	Informing Employees

If not already done at or by the Transfer Time, as soon as practicable after the Transfer Time the Vendor shall prepare and sign a letter to each Employee in a form agreed with the Purchaser outlining the consequences of the Transfer and a copy of such letter shall be delivered to each Employee by the Vendor.

10.3	Vendor Indemnity

The Vendor covenants with the Purchaser that the Vendor will indemnify the Purchaser and hold the Purchaser harmless against all and any costs, claims, expenses, liabilities, demands, losses and actions (including legal costs on an indemnity basis) arising from any claims arising from facts or events occurring:

10.3.1	prior to the Transfer Time and/or which arise or are alleged to arise against the Purchaser by virtue of the operation of the Regulations in connection with this Agreement; or

10.3.2	at any time whether before or after the Transfer Time and which are brought by any person other than an Employee and which arise or are alleged to arise against the Purchaser by virtue of the operation of the Regulations in connection with this Agreement.

In this Clause 10 ‘person’ means any individual or organisation (including, without limitation, trade unions and elected representatives).

10.4	Conduct of Claims

In the event that any of the Employees or other person brings a claim against the Vendor or the Purchaser arising out of or in connection with the Transfer, the Vendor and the Purchaser shall at their own respective expense give to the other as soon as practicable after any request therefor all co-operation, assistance and information which may be reasonably relevant to the claim.

10.5	Confidentiality and Other Restrictions

The Vendor hereby agrees to assign to or otherwise hold for the Purchaser with effect from the Transfer Time the benefit of any confidentiality or other undertakings or restrictions given to the Vendor by any present or former employees of the Vendor in the Business where such undertakings or restrictions or the benefit thereof are not novated to or otherwise vested in the Purchaser by virtue of the Regulations and accordingly the Vendor hereby agrees pending formal assignment or novation of the same and at the request of the Purchaser to take such steps, actions and proceedings as the Purchaser shall reasonably require to enforce such undertakings and restrictions (or any of them) for the benefit of the Purchaser.

11.	Value Added Tax

11.1	Transfer as Going Concern

The Purchaser and the Vendor intend that art 5 of the Value Added Tax (Special Provisions) Order 1995 shall apply to the transfer of the Business Assets hereunder and accordingly:

11.1.1	the Vendor and the Purchaser shall on the date of Completion give notice of such a transfer to HM Customs & Excise; and

11.1.2	on Completion the Vendor shall deliver to the Purchaser all records referred to in s 49(1) of the Value Added Tax Act 1994, relating to the Business (the Vendor shall be entitled to retain photocopies of such records and shall also be entitled at its own expense to, and the Purchaser shall permit, the Vendor or its agents access to the originals of such records upon giving reasonable notice to the Purchaser) and the Vendor agrees that it has not and will not seek a direction that the Vendor be entitled to keep such records.

11.2	Payment of VAT

11.2.1	To the extent that the Vendor and the Purchaser are not in the same VAT group at the time of Completion, they shall use all reasonable endeavours to secure that pursuant to the said art 5, the sale of the Business Assets pursuant to this Agreement is treated as neither a supply of goods nor a supply of services for the purposes of VAT and the Vendor and the Purchaser shall agree the form of a letter to be sent to their respective VAT offices seeking confirmation that art 5 applies to the transfer of Business Assets.

11.2.2	In the event that an amount is paid by the Purchaser to the Vendor in respect of VAT which is not properly chargeable then the Vendor shall be obliged to repay to the Purchaser an amount equal to such alleged VAT.

11.2.3	In the event that VAT is chargeable on the transfer of the Business Assets hereunder or any of them pursuant to the Agreement then subject to receipt by the Purchaser of the tax invoices relating thereto, the Purchaser shall pay to the Vendor an amount equal to the amount of VAT payable in respect of such transfer.

11.3	Pre and Post Completion Supplies

All VAT payable in respect of goods and services supplied or deemed to be supplied by the Vendor in connection with the business prior to Completion and all interest payable thereon and penalties attributable thereto shall be paid to HM Customs & Excise by the Vendor and the Vendor shall be entitled to receive and to retain for its own benefit all reimbursement or credit from HM Customs & Excise for VAT borne by the Vendor on goods and services supplied to the Vendor prior to Completion and any payments received in respect of VAT overpaid to HM Customs & Excise prior thereto.

12.	Provisions Relating to this Agreement

12.1	Assignment

This Agreement shall be binding upon and enure for the benefit of the successors of the parties but shall not be assignable, save that the Purchaser may at any time assign all or any part of its rights and benefits under this Agreement, including the Warranties and any cause of action arising under or in respect of any of them, to any transferee of all or any part of the Business Assets or to any Affiliate of the Purchaser who may enforce them as if he had also been named in this Agreement as the Purchaser.

12.2	Whole Agreement

12.2.1	This Agreement, together with any documents referred to in it, constitutes the whole agreement between the parties relating to its subject matter and supersedes and extinguishes any prior drafts, agreements, undertakings, representations, warranties, assurances and arrangements of any nature, whether in writing or oral, relating to such subject matter.

12.2.2	No variation of this Agreement shall be effective unless made in writing and signed by each of the parties.

12.3	Agreement Survives Completion

The Warranties and all other provisions of this Agreement, in so far as the same shall not have been performed at Completion, shall remain in full force and effect notwithstanding Completion.

12.4	Rights etc Cumulative and Other Matters

12.4.1	The rights, powers, privileges and remedies provided in this Agreement are cumulative and are not exclusive of any rights, powers, privileges or remedies provided by law or otherwise.

12.4.2	No failure to exercise nor any delay in exercising any right, power, privilege or remedy under this Agreement shall in any way impair or affect the exercise thereof or operate as a waiver thereof in whole or in part.

12.4.3	No single or partial exercise of any right, power, privilege or remedy under this Agreement shall prevent any further or other exercise thereof or the exercise of any other right, power, privilege or remedy.

12.5	Release of One Vendor

The Purchaser may release or compromise the liability of any of the Vendors hereunder without affecting the liability of the other Vendor.

12.6	Further Assurance

At any time after the date hereof the Vendor shall, at the request and cost of the Purchaser, execute or procure the execution of such documents and do or procure the doing of such acts and things as the Purchaser may reasonably require for the purpose of vesting the respective Business Assets hereby agreed to be sold in the Purchaser or its nominees and/or otherwise giving to the Purchaser the full benefit of all the provisions of this Agreement.

12.7	Invalidity

If any provision of this Agreement shall be held to be illegal, void, invalid or unenforceable under the laws of any jurisdiction, the legality, validity and enforceability of the remainder of this Agreement in that jurisdiction shall not be affected, and the legality, validity and enforceability of the whole of this Agreement in any other jurisdiction shall not be affected.

12.8	Counterparts

This Agreement may be executed in any number of counterparts, which shall together constitute one Agreement. Any party may enter into this Agreement by signing any such counterpart.

12.9	Costs

Each party shall bear its own costs arising out of or in connection with the preparation, negotiation and implementation of this Agreement.

12.10	Notices

12.10.1	Any notice or other communication required to be given under this Agreement or in connection with the matters contemplated by it shall, except where otherwise specifically provided, be in writing in the English language and may be:

(a)	personally delivered, in which case it shall be deemed to have been given upon delivery at the relevant address; or

(b)	if within the United Kingdom, sent by first class pre-paid post, in which case it shall be deemed to have been given two Business Days after the date of posting; or

(c)	sent by fax, in which case it shall be deemed to have been given when despatched, subject to confirmation of uninterrupted transmission by a transmission report, provided that any notice despatched by fax after 5 pm (at the place where such fax is to be received) on any day shall be deemed to have been received at 8am on the next Business Day.

12.10.2	Any party to this Agreement may notify the other parties of its address or other details, or any change thereto, provided that such notification shall be effective only on the date specified in such notice or five Business Days after the notice is given, whichever is later.

13.	Law and Jurisdiction

13.1	English Law

This Agreement shall be governed by, and construed in accordance with, English law.

13.2	Jurisdiction

In relation to any legal action or proceedings to enforce this Agreement or arising out of or in connection with this Agreement (‘proceedings’) each of the parties irrevocably submits to the jurisdiction of the English courts and waives any objection to proceedings in such courts on the grounds of venue or on the grounds that the proceedings have been brought in an inconvenient forum.

13.3	Process Agent

The Second Vendor appoints the Vendor as its process agent to receive on its behalf service of process in any proceedings in England. Service upon the process agent shall be good service upon the Second Vendor whether or not it is forwarded to and received by the Second Vendor.

AS WITNESS the hands of the duly authorised representatives of the parties the day and year first above written.

SCHEDULE 1

THE CURRENT ASSETS

All cash in hand, in transit and at the bank and all cheques and securities representing the same including the Book Debts and Prepayments.

SCHEDULE 2

ADJUSTMENT OF CONSIDERATION

1.	Within 5 (five) months from the date of Completion, the Purchaser shall produce and provide to the Vendor completion accounts on the following basis (“the Completion Accounts”):

(a)	The Completion Accounts shall be prepared in respect of the Vendor only.

(b)	The Completion Accounts shall be prepared as at 31 March 2005 and shall be a balance sheet prepared in accordance with the normal accounting practices of the Purchaser for the preparation of management accounts.

(c)	Save in the event of manifest error the Completion Accounts shall be binding on the Vendor and the Second Vendor. In the event of manifest error the Vendor, the Second Vendor and the Purchaser shall act in good faith to meet and agree any changes which should be made to the Completion Accounts to remedy such manifest error.

2.	Within 18 (eighteen) months from the date of Completion, the Purchaser shall produce and provide to the Vendor a payables and receivables reconciliation in respect of each of the following (each a “Payables and Receivables Reconciliation”):

(a)	the amount, if any, of any third party charges paid by the Vendor following Completion in respect of Triad (as such term is defined in the Balancing and Settlement Code) or other charges imposed by the System Operator (as such term is defined in the Balancing and Settlement Code) in respect of the operation of the GB electricity transmission system, or any third party charges paid by the Vendor following Completion imposed by a Distributor (as such term is defined in the Electricity Act 1989 (as amended)) in respect of the operation of an electricity distributions system in Great Britain (expressed in each case as a positive number); and

(b)	the amount, if any, of any monies received by the Purchaser from the Authority (as defined for the purposes of the Renewables Obligation Order 2002 (SI 2002/0914)) in respect of Renewable Obligations Certificates (as defined for the purposes of the Renewables Obligation Order 2002 (SI 2002/0914)) presented by the Vendor in respect of the Obligation Period (as defined for the purposes of the Renewables Obligation Order 2002 (SI 2002/0914)) ending on the Transfer Date (expressed as a positive number).

Save in the event of manifest error each Payables and Receivables Reconciliation shall be binding on the Vendor and the Second Vendor. In the event of manifest error the Vendor, the Second Vendor and the Purchaser shall act in good faith to meet and agree any changes which should be made to the Payables and Receivables Reconciliation so affected to remedy such manifest error.

3.	The amount, if any, by which the net assets in the Completion Accounts exceed the net assets in the Management Accounts shall be an increase to the Provisional Consideration in that amount, and the amount, if any, by which the net assets in the Management Accounts exceed the net assets in the Completion Accounts shall be a decrease to the Provisional Consideration in that amount. Any such increase shall be paid by the Purchaser to the Vendor within 60 days of the date on which the Purchaser has provided the Completion Accounts to the Vendor. Any such decrease shall be paid by the Vendor to the Purchaser within 60 days of the date on which the Purchaser has provided the Completion Accounts to the Vendor.

4.	The amount of each Payables and Receivables Reconciliation with a positive number, if any, shall be an increase to the Provisional Consideration (as such amount may have been adjusted pursuant to paragraph 3 above) in that amount, and the amount of a Payables and Receivables Reconciliation with a negative number, if any, shall be a decrease to the Provisional Consideration (as such amount may have been adjusted pursuant to paragraph 3 above) in that amount. Any such increase shall be paid by the Purchaser to the Vendor within 60 days of the date on which the Purchaser has provided the Payables and Receivables Reconciliation in question to the Vendor. Any such decrease shall be paid by the Vendor to the Purchaser within 60 days of the date on which the Purchaser has provided the Payables and Receivables Reconciliation in question to the Vendor.

SCHEDULE 1

WARRANTIES AND REPRESENTATIONS

1.	Interpretation

1.1	In this Schedule, where the context admits:

1.1.1	‘Operator of the Business’ or ‘Operator’ means any person carrying on the Business at the date hereof and includes the Vendor and any member of the Vendor’s Group and, after the Transfer Time, means the Purchaser;

1.1.2	‘Computer Systems’ means the Software and Data;

1.1.3	‘Data’ means any data or information used by or for the benefit of the Business at any time and stored electronically at any time;

1.1.4	‘Software’ means any set of instructions for execution by microprocessor used by or for the benefit of the Business irrespective of application, language or medium; any question whether a person is connected with another shall be determined in accordance with Income and Corporation Taxes Act 1988, s 839 (subject to the deletion of the words from ‘Except’ to ‘arrangements’ in subs (4) thereof) which shall apply in relation to this schedule as it appears in relation to that Act;

1.2	reference to any Act, statutory instrument, regulation, bye-law or other requirement of English law and to any English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing shall in respect of any jurisdiction other than England be deemed to include that which most nearly approximates in that jurisdiction to the English legal term; and

1.3	where, in this Schedule, a term is defined in and for the purposes of a particular Paragraph or Sub-Paragraph, the relevant definition shall apply, where the context admits, for all other purposes of this Schedule.

2.	Vendor’s Warranties and Representations

The Vendor hereby warrants and represents to and for the benefit of the Purchaser in the following terms:

2.1	The Vendor and the Vendor’s Group

2.1.1	Capacity The Vendor has full power and authority to enter into and perform this Agreement and has full power and authority to carry on the Business as it is now being carried on and to sell the Business and the Business Assets (and each of them) to the Purchaser on the terms of this Agreement, and may execute and deliver this Agreement and perform its obligations under this Agreement.

2.1.2	Validity This Agreement constitutes valid and binding obligations on the Vendor in accordance with its terms.

2.1.3	Branches and Associations The Vendor is not, and has not agreed to become, in relation to the Business, a member of any partnership, joint venture, consortium or other unincorporated association, body or undertaking in which it is to participate with any other in any business or investment.

2.2	Licences, Litigation and the Law

2.2.1	Compliance with Laws There is no order, decree or judgment of any court or any governmental or other competent authority or agency of the United Kingdom or any other relevant foreign country outstanding against the Business or the Vendor which may have a material adverse effect upon the Business or the Business Assets.

2.2.2	Licences etc

(A)	All licences, consents, permits, approvals and authorisations (public and private) necessary and/or desirable for utilising any of the Business Assets in the Business or carrying on effectively any aspect of the Business are in full force and effect and are not likely to be suspended, cancelled or revoked.

(B)	All reports, returns and information required by law or as a condition of any licence, consent, permission, approval or other authorisation to be made or given to any person or authority in connection with the Business have been made or given to the appropriate person or authority.

2.2.3	Breach of statutory provisions Neither the Vendor, nor any of its officers, agents or employees (during the course of their duties in relation to the Business) have committed, or omitted to do, any act or thing the commission or omission of which is, or could be, in contravention of any Act, Order, Regulation, or the like in the United Kingdom or elsewhere which is punishable by fine or other penalty and no notice in respect thereof has been received.

2.2.4	Litigation

(A)	None of the Vendor’s officers or agents, and none of the employees of the Business is engaged in or the subject of any litigation, arbitration, administrative or criminal proceedings, whether as plaintiff, defendant or otherwise, which adversely affects or is likely to have an adverse effect on the Business and/or the Business Assets and/or the ability of the Vendor or any purchaser to carry on the Business in the same manner and to the same extent as previously carried on.

(B)	No such litigation or arbitration, administrative or criminal proceedings are pending, threatened or expected, and so far as the Vendor is aware, there are no facts or circumstances likely to give rise to any such litigation or arbitration or administrative or criminal proceedings.

2.2.5	Inducements So far as the Vendor is aware no officer, agent or employee of the Vendor in relation to the Business has paid any bribe (monetary or otherwise) or used any of the Business Assets unlawfully to obtain an advantage for any person.

2.3	Accounts and Records

2.3.1	Management Accounts

(A)	The Vendor is not aware of any fact which would lead a purchaser to believe that the Management Accounts did not show a true and fair view of the assets and liabilities of the Vendor and the Business as at, and the profits of the Vendor and the Business for the accounting reference period ended on, the Balance Sheet Date.

(B)	The Vendor does not consider the Management Accounts misleading.

2.3.2	Books and Records

(A)	All the books and other material comprised in the Records which are to be delivered or otherwise made available to the Purchaser in accordance with the terms of this Agreement have been fully, properly and accurately maintained and do not contain or reflect any material inaccuracies or discrepancies and no notice or allegation that any of the same is incorrect or should be rectified has been received;

(B)	Without prejudice to the generality of the foregoing, the Records will fully reflect and provide full and sufficient details of:

(i)	all entitlements of customers of the Business to any special terms, discounts, rebates, allowances and the like in respect of or by reference to the terms on which goods or services have been supplied by the Vendor to such customers prior to the Transfer Time; and

(ii)	the names and addresses of all current customers, brokers, agents and/or suppliers of the Business, all dealings between the Vendor and such customers, brokers, agents and/or suppliers in respect of whom there is a debt or credit outstanding.

2.4	The Conduct of Business and the Effect of Sale

2.4.1	Business since the Balance Sheet Date Since the Balance Sheet Date:

(A)	there has been no material deterioration in the financial or trading position or prospects or turnover of the Business;

(B)	there has been no significant event or occurrence (including, but not limited to the loss of any significant customer or supplier) which has had or may following Completion have a material adverse affect on the Business (or any of the Business Assets) or its or their respective value, profitability or prospects;

(C)	the Vendor has paid creditors of the Business in accordance with their respective credit terms or (if not) within the time periods usually applicable to such creditors and save as disclosed there are no debts outstanding by the Vendor in relation to the Business which have been due for more than 90 days; and

(D)	the Vendor has not done or omitted to do anything which might prejudicially affect the Goodwill.

(E)	No substantial customer representing more than 5 per cent of the Business has since the Balance Sheet Date and preceding the date of this Agreement:

(i)	ceased or indicated an intention to cease trading or reduce its level of trading with the Business;

(ii)	changed or is likely to change the terms on which it is prepared to trade with the Business;

2.4.2	Consequence of Acquisition of the Business by the Purchaser The Vendor is not aware of any circumstances (whether or not connected with the Purchaser and/or the sale of the Business Assets hereunder) indicating that, nor has it been informed or is otherwise aware that any person who now has business dealings with the Business would or might cease to do so from and after Completion.

2.5	The Business and its Assets

2.5.1	Business Assets

(A)	The Business Assets comprise all of the assets, rights and privileges (other than cash) which are currently or have since the Balance Sheet Date been used or required by the Vendor to carry on the Business.

(B)	To the best of the knowledge, information and belief of the Vendor there is no dispute or circumstances likely to give rise to a dispute directly or indirectly relating to all or any of the Business Assets which would materially affect the trading or financial position or prospects of the Business.

2.5.2	Intellectual Property Rights

(A)	As far as the Vendor is aware, none of the processes or products of the Vendor and/or used in the Business infringes any Intellectual Property or any right of any other person relating to Intellectual Property or involves the unlicensed use of confidential information disclosed to the Vendor in relation to the Business by any person in circumstances which might entitle that person to make a claim against the Vendor in relation to the Business.

(B)	Confidential information and know-how used in the Business is kept strictly confidential and the Vendor operates and fully complies with procedures which maintain such confidentiality. The Vendor is not aware of any such confidentiality or procedure relating to such confidentiality having been breached. The Vendor has not disclosed (except in the ordinary course of its business) any of its know-how, trade secrets or list of customers to any other person.

(C)	The Listed Intellectual Property Agreements are all the Intellectual Property agreements to which the Vendor is a party and each of them is valid and binding and the Vendor is not in breach of any of the provisions of such agreements.

(D)	The Vendor has, if required to do so under the Data Protection Act 1984 duly registered as a data user in respect of the Business and has complied with the data protection principles as set out in that Act.

(E)	All current advertising, marketing and sales promotions by the Business comply with all applicable codes of practice and self-regulatory schemes. The Vendor has not been disciplined under any scheme or code in respect of any such advertising, marketing or sales promotion and no complaint has been made against it in respect thereof and there are no outstanding complaints or disciplinary proceedings against the Vendor in respect thereof.

2.5.3	Insurances

(A)	Details of all the insurance policies other than insurance policies covering all Affiliates of the Vendor (including, without limitation, the limit and basis of cover under each policy and the amount of the applicable excess) in which the Vendor has an interest in relation to the Business (the ‘Insurances’) are given in the Disclosure Letter.

(B)	All the Insurances are in full force and effect and will be maintained in full force without alteration pending Completion, there are no circumstances which might lead to any liability under any of the Insurances being avoided by the insurers or the premiums being increased. In relation to the Insurances there are no special or unusual terms, restrictions or rates of premium and all premiums have been paid on time. There is no claim outstanding under any Insurance nor is the Vendor aware of any circumstances likely to give rise to a claim nor (if the Vendor was to renew the Insurances) is the Vendor aware of any circumstances as to why the insurers would refuse to renew them.

2.5.4	Trade Associations Full particulars of all trade or business associations of which the Vendor is a member of in relation to the Business are set out in the Disclosure Letter, and the Vendor is now and has been at all material times in compliance in all material respects with the regulations or guidelines laid down by any such trade or business association and all reports, comments and recommendations made by any such association during the six years prior to the date of this Agreement are annexed to the Disclosure Letter.

2.5.5	Terms of Business True and complete copies of the standard terms upon which the Vendor carries on the Business or provides goods or services to any person in relation to the Business are annexed to the Disclosure Letter and, save as disclosed in the Disclosure Letter, the Vendor does not provide and has not provided any goods or services to any person on terms which differ from its standard terms in relation to the Business as annexed.

2.6	Contracts and Contractual Arrangements

2.6.1	The Contracts

(A)	The schedule of Contracts annexed to the Disclosure Letter is complete and accurate in all material respects.

(B)	No notice of termination of any such Contract has been received or served by the Vendor.

(C)	The Vendor is not now and will not at the Transfer Time in relation to the Business be a party to or subject to any agreement, transaction, obligation, commitment, understanding, arrangement or liability (including, without limit, any of the Contracts) which:

(i)	is known by the Vendor to be likely to result in a loss to the Vendor or to the Business on completion of performance; or

(ii)	cannot readily be fulfilled or performed by the Vendor on time and without undue or unusual expenditure of money or effort; or

(iii)	involves or is likely to involve obligations, restrictions, expenditure or receipts of any unusual onerous or exceptional nature; or

(iv)	requires the Vendor to pay any commission, finder’s fee, royalty or the like.

(D)	There are no agreements or arrangements relating to the Business or any part thereof to which the Vendor or any member of the Vendor’s Group is a party (including, but not limited to the Contracts) which in any way restricts the freedom of the Vendor to carry on the Business in whole or in part or to use or exploit any of the Business Assets in any part of the world as it thinks fit.

2.6.2	Defaults

(A)	Neither the Vendor nor the Business nor any other party to any agreement with the Vendor or the Business is in default thereunder, and the Vendor is not aware of any invalidity or grounds for termination, avoidance, rescission or repudiation of any agreement to which it or the Business is a party which in any such case would be material in the context of the financial or trading position of the Business or in the context of the Business Assets] nor (so far as the Vendor is aware) are there any circumstances likely to give rise any such event.

(B)	Full details of any customers (or any persons to whom the Vendor in the course of Business has supplied goods or services in the twelve months ending on the date hereof) who have defaulted (or who are believed by the Vendor to be likely to default) in the payment when due of any monies to the Vendor or the Business are specified in the Disclosure Letter.

2.6.3	Non-arm’s length contracts The Vendor has not in relation to the Business been a party to, nor has the profits or financial position of the Business during the last three years been affected by any agreement or arrangement which is not entirely of an arm’s length nature.

2.6.4	Tenders, etc No offer, tender, or the like is outstanding which is capable of being converted into an obligation of the Vendor in respect of the Business by an acceptance or other act of some other person and the Vendor is not in negotiations with, nor has it put proposals forward or entered into discussions with any customer or supplier for the renewal of any existing business or acquisition of any new business other than those specified in the Disclosure Letter.

2.7	Miscellaneous

2.7.1	Sureties There is not now outstanding in respect of the Business or any of the Business Assets any guarantee or warranty or agreement for indemnity or for suretyship given by or for the accommodation of the Business or in respect of the Business Assets.

2.7.2	All Material Matters Disclosed All information contained or referred to in this Agreement

(including the Schedules and the documents in the agreed terms) and in the Disclosure Letter or any annexure thereto or which has otherwise been disclosed by or on behalf of the Vendor to the Purchaser on or prior to the date hereof is true and accurate in all material respects and the Vendor is not aware of any other fact or matter which renders any such information misleading because of any omission or ambiguity or for any other reason. The Vendor has disclosed to the Purchaser all information and facts relating to the Business (including financial information) which are or may be material for disclosure to a purchaser of the Business and/or the Business Assets on the terms of this Agreement and all information and facts so disclosed are true and accurate in all material respects.

3.	Second Vendor’s Warranties and Representations

The Second Vendor hereby warrants and represents to and for the benefit of the Purchaser in the following terms:

3.1	The Second Vendor

Capacity The Second Vendor has full power and authority to enter into and perform this Agreement and to sell such of the Business Assets as it is selling pursuant to this Agreement to the Purchaser.

3.2	The Business Assets

To the best of the knowledge, information and belief of the Second Vendor there is no dispute or circumstances likely to give rise to a dispute directly or indirectly relating to all or any of the Business Assets which would materially affect the trading or financial position or prospects of the Business.

3.3	Employees

3.3.1	Particulars of Employees

(A)	The Employees are all employed by the Second Vendor in sole respect of the Business at the date of this Agreement and notice of termination will not be given by the Second Vendor on or before the Transfer Time. There are no other individuals employed at the date of this Agreement in the Business wheresoever. There will be no other individuals employed at the Transfer Time in the Business wheresoever.

(B)	Save as specified in the Disclosure Letter, there are no subsisting contracts for the provision by any person of any consultancy services to the Business.

(C)	None of the Employees has given notice terminating his contract of employment.

(D)	None of the Employees is under notice of dismissal or has any outstanding dispute with the Second Vendor or any other member of the Vendor’s Group in connection with or arising from his employment nor is there any liability outstanding to such persons except for remuneration or other benefits accruing due and no such remuneration or other benefit which has fallen due for payment has not been paid.

(E)	During the period of six months ending with the execution of this Agreement neither the Second Vendor nor any member of the Vendor’s Group nor any other person carrying on the Business has directly or indirectly terminated the employment of any person employed in or by the Business where the reason or principal reason for such termination was the transfer of the Business.

(F)	There are no loans owned by any of the Employees to any of the Second Vendor or any member of the Vendor’s Group.

(G)	Since the last review date, no change has been made in (i) the rate of remuneration, or the emoluments or pension benefits or other contractual benefits, of any officer of the

Second Vendor or any of the Employees or (ii) the terms of engagement of any such officer or any of the Employees.

(H)	None of the Employees will become entitled by virtue of their contract of service to any enhancement in or improvement to their remuneration, benefits or terms and conditions of service only by reason of the execution of this Agreement or the completion of the sale and purchase under or pursuant to this Agreement.

(I)	Neither the Second Vendor nor any member of the Vendor’s Group have in the last twelve months, entered into any informal or formal agreement to amend or change the terms and conditions of employment of any of the Employees (whether such amendment or change is to take effect prior to or after the Transfer Time).

3.3.2	Disputes with Employees There is no:

(A)	outstanding claim by any person who is now or has been an employee of the Second Vendor or any member of the Vendor’s Group in relation to the Business or any dispute outstanding with any of the said persons or with any unions or any other body representing all or any of them in relation to their employment in the Business or of any circumstances likely to give rise to any such dispute;

(B)	industrial action involving any employee, whether official or unofficial, currently occurring or threatened; or

(C)	industrial relations matter which has been referred to ACAS or any similar governmental agency in the applicable jurisdiction for advice, conciliation or arbitration.

SIGNED BY David Jeremy Western	)
Duly authorised for and on	)
behalf of British Energy Generation Limited	)

SIGNED BY Andrew Neil O’Hara	)
Duly authorised for and on	)
behalf of British Energy Power and Energy Trading Limited	)

SIGNED BY Andrew Neil O’Hara	)
Duly authorised for and on	)
behalf of British Energy Direct Limited	)